UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-41137
________________________
CONSTELLATION
EMPLOYEE SAVINGS PLAN
(Full title of the Plan)
________________________
CONSTELLATION ENERGY CORPORATION
(a Pennsylvania Corporation)

1310 Point Street
Baltimore, Maryland 21231-3380
(833) 883-0162
(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

CONSTELLATION EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	3
Statement of Changes in Net Assets Available for Year ended December 31, 2024	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule of Assets (Held at End of Year)	13

Exhibit Index	15
Signatures	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Administrator of the
Constellation Employee Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Constellation Employee Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule of assets, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditors since 2023.
/s/ MITCHELL & TITUS, LLP
Chicago, Illinois
June 18, 2025

CONSTELLATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

ASSETS	2024	2023
Investments, at fair value	$5,850,242,069	$5,195,348,255

Receivables
Participant contributions	5,353,671	4,434,258
Employer contributions	60,703,370	52,808,500
Notes receivable from participants	61,180,125	57,865,112
Total receivables	127,237,166	115,107,870
Total assets	5,977,479,235	5,310,456,125
LIABILITIES
Accrued expenses	816,513	560,010
Total liabilities	816,513	560,010

NET ASSETS AVAILABLE FOR BENEFITS	$5,976,662,722	$5,309,896,115

The accompanying Notes are an integral part of these Financial Statements.

CONSTELLATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2024
ADDITIONS
Contributions
Participant	$185,595,693
Employer	114,681,181
Participant rollovers	20,230,994
Total contributions	320,507,868
Investment Income
Dividend income (a)	2,262,279
Interest income from notes receivable from participants	5,294,017
Net increase in fair value of investments	835,219,100
Total investment income	842,775,396
Total additions	1,163,283,264
DEDUCTIONS
Benefits paid to participants	492,839,054
Administrative expenses	3,677,603
Total deductions	496,516,657

Net increase	666,766,607

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	$5,309,896,115
End of year	$5,976,662,722

(a) Consists only of dividend income from the Constellation Stock Fund.
The accompanying Notes are an integral part of these Financial Statements.

CONSTELLATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.Plan Description
The following description of the Constellation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Constellation Stock Fund is an investment option under the Plan invested primarily in the common stock of Constellation Energy Corporation (“common stock”) and is designed to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).
Constellation Energy Generation, LLC (“Constellation” or the “Company”), a subsidiary of Constellation Energy Corporation, is the sponsor of the Plan and administrator of the Plan (the “Plan Administrator”) acting through its Director, Employee Benefit Plans and Programs. The Plan Administrator has responsibility for the day-to-day administration of the Plan. Constellation, acting through the Constellation Corporate Investment Committee and other outside investment managers, is responsible for the selection and retention of the Plan’s investment options. State Street Global Advisors is the independent fiduciary for the common stock held in the Constellation Stock Fund. The Northern Trust Company is the Plan’s trustee (“Trustee”) and Northwest Plan Services, Inc. is the Plan’s recordkeeper (“Recordkeeper”).
Eligibility and Participation
Generally, all employees are eligible to elect to participate in the Plan except for those whose employment is subject to a collective bargaining agreement that does not provide for participation in the Plan. Newly hired employees that do not elect to participate within 90 days after they receive their automatic enrollment notice are automatically enrolled into the Plan as soon as administratively possible after the 90th day following receipt of their automatic enrollment notice with a pre-tax deferral no less than 3% of eligible pay per pay period and 1% increase each March 1, generally beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until the rate reaches 10%. Contributions to the Plan made by employees who did not file an investment election generally will be automatically invested in the custom target retirement fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date). A participant subject to automatic enrollment may elect within 90 days of the first automatic contribution to withdraw all automatic contributions adjusted for investment gains or losses. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.
In accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) and the SECURE 2.0 Act of 2022 (“SECURE 2.0 Act”), participants will begin receiving benefit payments no later than April 1 of the calendar year following the calendar year in which they attain age 73 (72 if they reached age 72 on or after January 1, 2020 and before January 1, 2023, or 70½ if they reached age 70½ before January 1, 2020).

CONSTELLATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Effective January 1, 2025, the automatic enrollment rate for newly hired employees that do not elect to participate within 90 days after they receive their automatic enrollment notice was increased from 3% to 5% for employees hired on or after that date. Also effective January 1, 2025, participants ages 60 to 63 have an additional catch-up contribution limit, as permitted under the SECURE Act 2.0.
Participant Contributions
Participants may elect to contribute on a pre-tax basis, an after-tax basis, a Roth basis, or combination of the three, between 1% and 50% (percentage varies for some represented employees based on the applicable collective bargaining agreement) of eligible pay each pay period. Contributions are subject to Internal Revenue Code (“IRC” or the “Code”) limitations. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).
Participants that attain age 50 or older before the end of the calendar year may elect to make additional “catch-up” contributions, as defined by the Code, to the Plan. The participant must contribute up to the Plan’s pre-tax contribution limit or be contributing at the maximum base pay level in order to make catch-up contributions. Catch-up contributions are not credited with the Company’s fixed or profit-sharing matching contributions.
Vesting of Participants’ Accounts
Participants are always vested in their accounts.
Company Contributions
With respect to non-represented employees (except for (i) non-exempt craft or clerical employees hired or rehired before January 1, 2023 and assigned to Peach Bottom, Limerick, or Constellation Power Texas and (ii) non-exempt craft or clerical employees assigned to the Peach Bottom Nuclear Security Group), and certain represented employees, the Company match includes both a fixed and annual profit-sharing component for Participants as follows:
•Fixed Match - Constellation matches 60% of the first 5% of a participant’s eligible pay contributed per pay period by the employee for a maximum annual fixed match percentage of 3% of the participant’s eligible pay.
•Profit-Sharing - Additionally, Constellation may make an annual profit-sharing match of 60% of the first 5% of a participant’s eligible pay contributed per pay period for up to an additional 3% of eligible pay contributed per pay period, based on specified performance goals established by the Compensation Committee of Constellation Energy Corporation’s Board of Directors.
Generally, a participant must be employed on the last day of a calendar year to receive the profit-sharing match for that year. In the event a participant terminates employment during the calendar year due to death, long-term disability, or retirement (age 50 and completion of 10 years of service with the Company) or in the event a participant terminates employment with the Company and receives benefits under the severance plan, the participant will be eligible to receive a profit-sharing match. Any profit-sharing match will be contributed to the Plan after the end of each calendar year. Combined, the total employer match (fixed and profit-sharing) is an annual maximum of up to 6% of a participant’s eligible pay. The 2024 profit-sharing match contributed in 2025 was $36,220,971. The 2023 profit-sharing match contributed in 2024 was $33,867,932.

CONSTELLATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
With respect to non-represented, non-exempt craft or clerical employees hired or rehired before January 1, 2023 and assigned to Peach Bottom, Limerick, or Constellation Power Texas, and with respect to non-exempt craft or clerical employees assigned to the Peach Bottom Nuclear Security Group, the Company provides a fixed match of 100% of the first 5% of a participant’s eligible pay contributed per pay period. Effective January 1, 2023, with respect to non-represented, non-exempt craft or clerical employees hired or rehired on or after such date and assigned to Peach Bottom, Limerick, or Constellation Power Texas, the Company match includes both a fixed and annual profit-sharing component and determined in the same manner as provided to non-represented employees as described in the preceding paragraph.
The Company provides an additional non-discretionary fixed contribution of 3% of eligible pay for employees within the Commercial Retail or Commercial Wholesale business who are eligible to participate in the Constellation Short-Term Incentive Award Program and are not eligible to participate in any Company-sponsored pension plan (except for purposes of receiving interest credits, as applicable). With respect to non-represented, non-craft employees hired or rehired on or after February 1, 2018 who are not eligible to participate in a Company-sponsored pension plan (except for purposes of receiving interest credits, as applicable), the Company provides an additional non-discretionary fixed contribution of 4% of eligible pay. Effective January 1, 2023, with respect to non-represented, non-exempt craft or clerical employees hired or rehired on or after such date and assigned to Peach Bottom, Limerick, or Constellation Power Texas, except those assigned to the Peach Bottom Nuclear Security Group, the Company provides an additional non-discretionary fixed contribution of 4% of eligible pay. Any non-discretionary fixed contribution will be contributed to the Plan after the end of each calendar year based on eligible pay determined as of the last day of the applicable plan year.
For represented employees, employer matching contributions and profit sharing or non-discretionary fixed contributions, if applicable, vary based on the applicable collective bargaining agreement.
Investment Options
    The Plan’s investments are fully participant-directed, and the Plan is designed to satisfy Section 404(c) of ERISA. The investment options include a menu of funds that include 12 custom Target Date Fund options, three actively managed custom funds, 19 passively managed funds, the Northern Trust U.S. Government Short-Term Investment Fund and the Constellation Stock Fund. Dividends and earnings received on all funds, with the potential exception of the Constellation Stock Fund, are automatically reinvested in the fund to which those earnings apply.
Employee Stock Ownership Plan
If a participant invests any portion of their account in the Constellation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Constellation Stock Fund. If the participant prefers to receive any such dividends in cash, they can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (i) the Company’s corresponding contributions, (ii) account earnings and losses, and (iii) administrative fees and expenses. Allocations are generally based on either participant elections or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CONSTELLATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Notes Receivable from Participants
A participant upon application may borrow a portion of their account from the Plan. Only one loan is permitted to a participant in any calendar year with a maximum of five (three for most non-represented employees and one, two, or three for certain represented employees based on their applicable collective bargaining agreement) outstanding at any time. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50 percent of a participant’s vested account balance or (ii) $50,000 reduced by the highest outstanding balance of all their loans from the Plan during the 12 months before the date of the loan. The term of the loan repayment ranges up to 5 years for general purposes and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate for commercial loans plus 1%. Principal and interest is paid ratably through payroll deductions or direct payment, as applicable. If a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution of the participant’s account and may be subject to an early withdrawal penalty.
Withdrawals by Participants While Employed
Generally, a participant may withdraw up to the entire balance of their after-tax contributions account once each calendar year; however, after making such a withdrawal, the participant must wait six months before making a new election to resume after-tax contributions to the Plan if the distribution is received by the participant before attainment of age 59½. A participant may also withdraw up to an amount equal to the balance in their rollover account.
Among other reasons permitted under the Code and described in the Plan, participants that have attained the age of 59½ or require it to alleviate financial hardship as defined in the Code, may make withdrawals from their before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts. Some withdrawals may incur a 10% early withdrawal penalty.
Regardless of age attained or financial hardships, while any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans. Withdrawals are recorded when paid.

CONSTELLATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Distributions upon Termination of Employment
Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of their entire account balance. Such distribution will be made, as elected by the participant, in the form of either a single lump-sum payment, an ad hoc partial distribution, or in substantially equal annual, quarterly, or monthly installments over any period specified by the participant, subject to meeting any restrictions required by applicable law, including but not limited to the minimum distribution requirements under the Code. If a participant elects installment payments, the participant can elect to change the amount, frequency, and number of payments. A participant also may elect ad hoc partial withdrawals. A participant may elect to defer distributions until age 73 (age 72 if they attained age 72 on or after January 1, 2020 and before January 1, 2023, and age 70½ if they attained age 70½ on or before December 31, 2019). If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave their account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59½, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. Distributions are recorded when paid. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 73 (age 72 if they attained age 72 on or after January 1, 2020 and before January 1, 2023, and age 70½ if they attained age 70½ on or before December 31, 2019).
2.Summary of Significant Accounting Policies
General
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Plan Expenses
A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other fund operating expenses) are used to cover the expenses related to running the investment fund and are generally deducted directly from a participant’s investment returns. The asset-based fees are included within the Net increase in fair value of investments line item in the Statement of Changes in Net Assets Available for Benefits.

CONSTELLATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Plan administration fees, which may include certain direct expenses, cover the day-to-day expenses of administering the Plan and are covered by amounts deducted directly from participant accounts. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans) and are charged directly against a participant’s account balance. The plan administration and transaction-based fees are included within the Administrative expenses line item in the Statement of Changes in Net Assets Available for Benefits.
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.
Notes Receivable from Participants
Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from a participant are reclassified as distributions to participants as prescribed by the Plan; therefore, no allowance for credit losses has been recorded as of December 31, 2024 or 2023.
Recent Accounting Pronouncements
As of December 31, 2024, there were no recently issued accounting standards not yet adopted which are expected to have a material effect on the Plan's financial statements.
3.Fair Value Measurements
The plan measures and classifies fair value measurements in accordance with the hierarchy as defined by GAAP. The hierarchy prioritizes inputs to the valuation techniques used to measure fair value into three levels as follows:
•Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that we could liquidate as of the reporting date.
•Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data. The plan does not have any financial assets utilizing Level 2 inputs.
•Level 3 - unobservable inputs, such as internally developed pricing models for the asset due to little or no market activity for the asset. The Plan does not have any financial assets utilizing Level 3 inputs.
The valuation methods for each investment category are described below.
Common Stocks: Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sales price (Level 1 inputs).
Constellation Stock Fund: The fair value of the Company stock is based on the closing price of the investment on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) (Level 1 inputs). The Company’s shares of common stock are traded on the NASDAQ under the symbol “CEG”.
Registered Investment Companies: Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price (Level 1 inputs).

CONSTELLATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Collective Trust Funds: Collective trust funds represent investments held in pooled funds. The Plan’s interests in the collective trust funds are valued based on the NAV provided by the fund sponsor. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. In the event the Plan were to initiate a full redemption of the collective trust funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner. There are no significant redemption restrictions or unfunded commitments on these investments. These funds also include cash associated with a clearing account which are invested in a collective short-term investment fund.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2024 and 2023 were as follows:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Constellation Stock fund	$383,093,830	$—	$—	$383,093,830
Registered investment companies	77,314,913	—	—	77,314,913
Net investments in the fair value hierarchy	460,408,743	—	—	460,408,743
Investments valued at net asset value (a)	—	—	—	5,389,833,326
Total investments at fair value	$460,408,743	$—	$—	$5,850,242,069
(a) - Includes investments in Collective Trust Funds

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Constellation Stock fund	$187,909,957	$—	$—	$187,909,957
Registered investment companies	70,610,345	—	—	70,610,345
Net investments in the fair value hierarchy	258,520,302	—	—	258,520,302
Investments valued at net asset value (a)	—	—	—	4,936,827,953
Total investments at fair value	$258,520,302	$—	$—	$5,195,348,255
(a) - Includes investments in Collective Trust Funds

CONSTELLATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4.Risks and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market, liquidity, and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
5.Income Tax Status
The Plan has received a favorable determination letter dated October 28, 2024, from the IRS confirming that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). While the Plan has since been amended, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the IRC. Therefore, it is believed that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable authorities. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there were no uncertain tax positions taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Plan Termination
The Plan may be amended, modified, or terminated by Constellation at any time. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation, or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities, or annuity contracts, in accordance with the provisions of the Plan.
7.Related Party Transactions
Investment options in the Plan include collective trust funds managed by the Trustee or its affiliates. A portion of the Plan’s assets are invested in shares of Constellation’s common stock and the Plan allows for loans that are notes receivable from participants. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.
8.    Subsequent Events
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance and has determined that no additional subsequent events that would have a material impact on its financial statements occurred after December 31, 2024, other than those previously disclosed.

CONSTELLATION EMPLOYEE SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2024
Schedule H, Item 4i of Form 5500
Employer Identification Number 23-3064219, Plan #006

		(c)
		Description of Investment
	(b)	Including Maturity Date, Rate	(e)
	Identity of Issue, Borrower, Lessor,	of Interest, Collateral	Current
(a)	or Similar Party	Par or Maturity Value	Value
*	Constellation Stock Fund	Constellation Stock Fund	$383,093,830
	Vanguard Mid Cap Equity Growth Index Fund	Registered Investment Companies	35,734,632
	Vanguard Mid Cap Equity Value Index Fund	Registered Investment Companies	16,925,066
	Vanguard Emerging Markets Equity Index Fund	Registered Investment Companies	24,655,215
*	Target Retirement 2015 Fund	Collective Trust Funds	126,932,811
*	Target Retirement 2020 Fund	Collective Trust Funds	246,106,638
*	Target Retirement 2025 Fund	Collective Trust Funds	348,663,510
*	Target Retirement 2030 Fund	Collective Trust Funds	317,892,408
*	Target Retirement 2035 Fund	Collective Trust Funds	278,002,013
*	Target Retirement 2040 Fund	Collective Trust Funds	293,134,759
*	Target Retirement 2045 Fund	Collective Trust Funds	265,990,119
*	Target Retirement 2050 Fund	Collective Trust Funds	166,574,694
*	Target Retirement 2055 Fund	Collective Trust Funds	114,739,445
*	Target Retirement 2060 Fund	Collective Trust Funds	36,563,908
*	Target Retirement 2065 Fund	Collective Trust Funds	6,010,262
*	Target Retirement Income Fund	Collective Trust Funds	150,543,311
	BlackRock Global Aggregate Index	Collective Trust Funds	3,671,641
	BlackRock Large Cap Equity (Russell 1000) Growth Fund	Collective Trust Funds	256,023,937
	BlackRock Large Cap Equity (Russell 1000) Value Fund	Collective Trust Funds	47,577,965
	BlackRock Small Cap Equity (Russell 2000) Growth Index Fund	Collective Trust Funds	26,710,506
	BlackRock Small Cap Equity (Russell 2000) Value Index Fund	Collective Trust Funds	14,449,374
	BlackRock Developed Intl (MSCI EAFE) Small Cap Equity Index Fund	Collective Trust Funds	4,931,351
	BlackRock Intermediate Government Bond Index Fund	Collective Trust Funds	14,927,555
	BlackRock MSCI All Country World Index	Collective Trust Funds	113,528,650

		Blackrock U.S. Equity Index Fund	Collective Trust Funds	1,308,217,732
		Blackrock U.S. Debt Index Fund	Collective Trust Funds	190,447,635
		BlackRock Mid Cap Equity Index Fund	Collective Trust Funds	67,966,069
		BlackRock Small Cap Equity (Russell 2000) Index Fund	Collective Trust Funds	17,642,448
		BlackRock Developed Intl (MSCI EAFE) Equity Index Fund	Collective Trust Funds	54,506,374
		BlackRock All Country World (MSCI ACWI IMI) Equity Index Fund	Collective Trust Funds	25,177,397
		BlackRock U.S. Treasury Inflation Protected Securities Fund	Collective Trust Funds	9,615,199
		BlackRock Developed Real Estate Index Fund	Collective Trust Funds	8,533,151
*		U.S. Equity Fund	Collective Trust Funds	383,990,085
*		International Equity Fund	Collective Trust Funds	99,767,930
*		Fixed Income Fund	Collective Trust Funds	88,373,570
*		Northern Trust U.S. Government Short-Term Investment Fund	Collective Trust Funds	298,316,471
*		Northern Trust Clearing (Short-Term Investment Fund)	Collective Trust Funds	4,304,408
*		Total Investments at Fair Value:		$5,850,242,069
*		Notes receivable from participants	Interest rates: 3.50% - 10.50%	61,180,125
		Total assets		$5,911,422,194
	*	Represents party-in-interest
	Column (d), cost, has been omitted as investments are participant - directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2024:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Constellation Employee Savings Plan

Date: June 18, 2025	/s/ Lisa Agase
Lisa Agase
Director, Employee Benefit Plans and Programs, on behalf of the Plan Administrator of the Constellation Employee Savings Plan